UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 2020 (No. 1)

Commission File Number

001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On November 1, 2020, Cellect Biotechnology Ltd. (the “Company”) convened an Annual General Meeting of Shareholders, however, the meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Company’s Annual General Meeting of Shareholders will be reconvened on Sunday, November 8, 2020 at 2:00 p.m. Israel Standard Time at the offices of the Company’s legal counsel – Doron, Tikotzky, Kantor, Gutman, Nass, Amit Gross and Co., at B.S.R 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Date: November 1, 2020		Title: Chief Financial Officer

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